

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2015

Via E-mail
Hugh C. O'Donnell
Vice President, General Counsel and Secretary
Milacron Holdings Corp.
3010 Disney Street
Cincinnati, OH 45209

> **Re: Milacron Holdings Corp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 8, 2015**
> **File No. 333-203231**

Dear Mr. O'Donnell:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Critical Accounting Policies

Stock-Based Compensation, page 77

1.   We note your response to comment 10. Please provide us with a copy of the March 31, 2014 valuation you used to determine the fair value of your common stock underlying your second, third, and fourth quarter stock option grant valuations. If you have a subsequent valuation for your common stock, please also provide us with a copy of that valuation.

2.   Please explain why you believe the March 31, 2014 valuation results in an amount that represents the grant-date fair value for those options issued in the third and fourth quarters of 2014. Refer to FASB ASC 718-10-30-6. Tell us the objective and subjective

factors that you believe are relevant that changed from the date of the most recent third-party valuation through the date of the grants in the third and fourth quarter.

3. With respect to your issuances of stock and options since December 31, 2014, please provide us with a summary of the issuances including the number of options or shares granted, the exercise price, and the underlying fair value of the common stock. Highlight and discuss any changes in method or significant assumptions since your March 31, 2014 valuation.

4. Please tell us why there has been no change in the fair value of your common stock since 2012, considering that the Mold-Masters acquisition was consummated to enhance your capabilities to provide a broader set of plastic processing technology solutions, expand your sales, and provide further geographical diversification into emerging markets.

5. You disclose that the weighted-average grant date fair value of employee stock options granted during 2014, 2013 and 2012 was $580.41, $602.33 and $628.00, respectively, per share. Please tell us why the weighted-average grant date fair value declined from 2012 to 2014.

You may contact Lynn Dicker at (202) 551-3616 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc: Alexander D. Lynch, Esq.
        Heather L. Emmel, Esq.